Exhibit 3.1
ARTICLES OF AMENDMENT
TO ARTICLES OF INCORPORATION
OF
EACO CORPORATION
     Pursuant to Section 607.1006 of the Florida Business Corporation Act, EACO Corporation (the “Corporation”), a Florida corporation, certifies as follows:
     1. Paragraph A of Article IV of the Articles of Incorporation of the Corporation is amended and restated in its entirety to read as follows:
     “A. Common Stock. Eight Million (8,000,000) shares of Common Stock having a par value of one cent ($.01) per share. The whole or part of the Common Stock of this corporation shall be payable in lawful money of the United States of America, or in property, labor or services at a just valuation to be fixed by the Board of Directors.
     Upon the Effective Time, each outstanding share of Common Stock shall be automatically converted into four one-hundredth (0.04) of a share of Common Stock. No fractional shares shall be issued upon such automatic conversion of the Common Stock. If any fractional share of Common Stock would be delivered upon such conversion to any shareholder, the Corporation shall pay to the shareholder entitled to such fractional share an amount in cash equal to the fair market value of such fractional share as of the Effective Time, as determined in good faith by the Board of Directors of the corporation. With respect to each shareholder, whether or not fractional shares are issuable upon the automatic conversion shall be determined on the basis of the total number of shares of Common Stock held by such shareholder as of the Effective Time and the number of shares of Common Stock issuable to such shareholder, on an aggregate basis, upon the automatic conversion. For purposes of this paragraph, “Effective Time” shall mean March 23, 2010, 12:01 a.m.”
     2. The foregoing amendment was adopted by the shareholders of the Corporation at a meeting of the shareholders held on February 19, 2010, and the number of votes cast for the amendment was sufficient for approval.
     3. The effective time of this amendment shall be March 23, 2010, 12:01 a.m.
     IN WITNESS WHEREOF, the Corporation has caused this document to be duly executed on its behalf as of the date indicated below.

Date: March 22, 2010	EACO CORPORATION
	By:	/S/ GLEN CEILEY
Glen Ceiley, Chief Executive Officer

4840-5929-6261\1